TSX-V:APH, OTCBB:APCSF January 30, 2012

ALDA AGM held on January 27, 2012

Vancouver, BC - ALDA Pharmaceuticals Corp. (APH:TSX-V; OTC.BB:APCSF) (the “Company” or “ALDA”) announces that its Annual General Meeting of shareholders was held in Vancouver, British Columbia on January 27, 2012 at which:

•  the number of directors was set at five,

•  five incumbent directors of the Company, being Terrance Owen, Peter Chen, Linda Allison, Ronald

Zokol and William F. McCoy were re-elected as directors of ALDA for the coming year,

•  MNP LLP, Chartered Accountants were appointed as new auditors of ALDA for the coming year,

•  in accordance with the policies of the TSX Venture Exchange, the Company’s rolling 2003 Incentive

Stock Option Plan, as amended, was ratified for the coming year and

•  a consolidation of the Company’s common shares such that one (1) new common share would be issued for every twenty (20) old common shares outstanding, or such lower consolidation ratio as may be determined by the directors of ALDA Pharmaceuticals Corp., was approved.

Terrance G. Owen, Ph.D., MBA President & CEO

ALDA Pharmaceuticals Corp. www.aldacorp.com owen.terrance@gmail.com

604-862-3439

Neither TSX Venture Exchange nor its Regulation Services Provider  (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or  accuracy  of this release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations,  plans,  intentions  or  strategies   regarding   the  future  are   forward-looking statements that are  not facts and involve a number of risks and uncertainties. ALDA generally uses words  such  as  “outlook,”   “will,”   “could,”   “would,”   “might,”   “remains,”   “to   be,”   “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,”  “estimate,” “future,” “plan,”  “positioned,” “potential,”   “project,”   “remain,”   “scheduled,”  “set  to,”  “subject  to,”  “upcoming,”  and  similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance  of  ALDA and are  subject to risks, uncertainties  and other factors,  some of which are beyond its control and may cause actual results to differ materially from current expectations.

ALDA Pharmaceuticals Corp.

Telephone [604] 521.8300 - Facsimile [604] 521.8322

www.aldacorp.com